# SEC Schedule 13G/A (Amendment No. 45) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MARCUS CORP, CIK 0000062234
CUSIP: 566330106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 111 E. Kilbourn Avenue, Suite 1200, Milwaukee, Wisconsin (WI), 53202
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000897069-24-000353
Filed by CIK 0000917704

## Reporting persons
- MARCUS STEPHEN H: type of reporting person: individual (IN); citizenship or place of organization: Wisconsin (WI); sole voting power 4,460,736; shared voting power 52,070; sole dispositive power 33,488; shared dispositive power 52,070; aggregate amount beneficially owned 4,512,806 (14.33% of the class)
  Comment: Includes 4,321,245 shares beneficially owned by Matinee Fifteen Holdings, LLC. As of December 31, 2024, Stephen H. Marcus and trusts that he established (and of which he is a beneficiary) held 13.73% of the membership units of Matinee Fifteen Holdings, LLC.
- Matinee Fifteen Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 4,321,245; shared voting power 0; sole dispositive power 4,321,245; shared dispositive power 0; aggregate amount beneficially owned 4,321,245 (13.73% of the class)

## Item 1. Issuer
Name of issuer: MARCUS CORP
Address of issuer's principal executive offices: 111 E. Kilbourn Avenue, Suite 1200, Milwaukee, Wisconsin, 53202

## Item 2. Person Filing
Name of person filing: The filers of this Schedule 13G are: (i) Stephen H. Marcus ("Mr. Marcus") and (ii) Matinee Fifteen Holdings, LLC ("Matinee Fifteen"). As of December 31, 2024, Mr. Marcus, and trusts that he established (and of which he is a beneficiary) held 13.73% of the membership units of Matinee Fifteen. Attached as Exhibit 1 hereto is an agreement between Mr. Marcus and Matinee Fifteen that this Schedule 13G amendment is filed on behalf of each of them.
Address of principal business office or, if none, residence:
(For each of Mr. Marcus and Matinee Fifteen)
c/o The Marcus Corporation, 111 E. Kilbourn Avenue, Suite 1200, Milwaukee, Wisconsin 53202
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Mr. Marcus: 4,512,806

Matinee FIftenn: 4,321,245
Percent of class:
Mr. Marcus: 14.33 %

Matinee FIftenn: 13.73
Sole power to vote or to direct the vote:
Mr. Marcus: 4,460,736

Matinee Fifteen: 4,321,245
Shared power to vote or to direct the vote:
Mr. Marcus: 52,070

Matinee Fifteen: 0
Sole power to dispose or to direct the disposition:
Mr. Marcus: 33,488

Matinee Fifteen: 4,249,350
Shared power to dispose or to direct the disposition:
Mr. Marcus: 52,070

Other than with respect to (i) 6,003 shares of Common Stock (which Mr. Marcus shares voting and dispositive power), and (ii) 21,895 shares of Common Stock (which Mr. Marcus has sole voting and no dispositive power), all of the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all shares of Class B Common Stock held by Mr. Marcus into shares of Common Stock.

Mr. Marcus' beneficial ownership consists of the following:

(i) 6,003 shares of Common Stock held by a trust whereby Mr. Marcus serves as Trustee;

(ii) 21,895 shares of Common Stock held by Matinee Fifteen;

(iii) 4,299,350 shares of Class B Common Stock held by Matinee Fifteen;

(iv) 100,000 shares of Class B Common Stock held by Matinee Fifteen Holdings 2, LLC;

(v) 33,488 shares of Class B Common Stock held by the Stephen H. Marcus 1990 Revocable Trust;

(vi) 50,845 shares of Class B Common Stock held by the Ben and Celia Marcus 1992 Revocable Trust F/B/O Stephen H. Marcus; and

(vii) 1,225 shares of Class B Common Stock held by trusts whereby Mr. Marcus serves as Trustee.

The trusts, Matinee Fifteen Holdings 2, LLC and Mr. Marcus, for shares held individually, each have the right to receive dividends and proceeds from the sale of securities held thereby.

Matinee Fifteen: 0

Other than with respect to 21,895 shares of Common Stock, all of the reported beneficial ownership of Common Stock held by Matinee Fifteen results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all shares of Class B Common Stock held by Matinee Fifteen into shares of Common Stock.

Matinee Fifteen has the right to receive dividends and proceeds from the sale of securities held thereby.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Agreement to file Schedule 13G jointly (previously) filed as Exhibit 1 to the reporting parties' Schedule 13G filed January 21, 2010).

## Signatures
- MARCUS STEPHEN H: /s/ Stephen H. Marcus, MARCUS STEPHEN H (02/14/2025)
- Matinee Fifteen Holdings, LLC: /s/ Stephen H. Marcus, STEPHEN H. MARCUS, MANAGER (02/14/2025)